Exhibit 99.1

THIRD AMENDMENT TO CREDIT AGREEMENT

THIRD AMENDMENT TO CREDIT AGREEMENT (this “Third Amendment”), dated as of July 30, 2014, by and among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the lenders party hereto (each, a “Lender” and, collectively, the “Lenders”), the Issuing Lenders party hereto, and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.

W I T N E S S E T H :

WHEREAS, the Borrower, the Lenders from time to time party thereto, and the Administrative Agent are parties to a Credit Agreement, dated as of June 3, 2013, as amended by the First Amendment to Credit Agreement, dated as of October 30, 2013, and as further amended by the Second Amendment and Limited Waiver to Credit Agreement, dated as of March 28, 2014 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”);

WHEREAS, the Borrower seeks to utilize a portion of the Commitments previously available solely for Letters of Credit for Loans under the Credit Agreement;

WHEREAS, subject to the terms and conditions of this Third Amendment, the parties hereto wish to amend certain provisions of the Credit Agreement as herein provided;

NOW, THEREFORE, it is agreed:

I.	AMENDMENTS TO CREDIT AGREEMENT.

1. Section 2.01 is hereby amended by replacing the reference to “$200,000,000” in clause (v) thereof with “$300,000,000”.

2. Section 5.02(b) is hereby amended by replacing the reference to “$200,000,000” in clause (I) thereof with “$300,000,000”.

II.	MISCELLANEOUS PROVISIONS.

1. In order to induce the Lenders to enter into this Third Amendment, the Borrower hereby represents and warrants that (i) no Default or Event of Default exists as of the Third Amendment Effective Date (as defined herein) before or after giving effect to this Third Amendment and (ii) all of the representations and warranties contained in the Credit Agreement and in each of the other Credit Documents are true and correct in all material respects on the Third Amendment Effective Date both before and after giving effect to this Third Amendment, with the same effect as though such representations and warranties had been made on and as of the Third Amendment Effective Date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood that any representation or warranty that by its terms is made as of a specific date shall be true and correct in all material respects as of such specific date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

2. This Third Amendment is limited precisely as written and shall not be deemed to (i) be a waiver of or a consent to the modification of or deviation from any other term or condition of the Credit Agreement or the other Credit Documents or any of the other instruments or agreements referred to therein, or (ii) prejudice any right or rights which any of the Lenders or the Administrative Agent now have or may have in the future under or in connection with the Credit Agreement, as amended hereby, the other Credit Documents or any of the other instruments or agreements referred to therein. The Borrower confirms and agrees that the Credit Agreement and each of the other Credit Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the Third Amendment Effective Date each reference in the Credit Agreement and the other Credit Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Third Amendment. The Administrative Agent, the Pari Passu Collateral Agent, the Issuing Lenders and the Lenders expressly reserve all their rights and remedies except as expressly set forth in this Third Amendment.

3. This Third Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Third Amendment by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Amendment.

4. THIS THIRD AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

5. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and of any New York State court sitting in New York County, Borough of Manhattan, and any appellate court from any such federal or state court, for purposes of all suits, actions or legal proceedings arising out of or relating to this Third Amendment and the Credit Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS THIRD AMENDMENT, THE CREDIT AGREEMENT OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

6. This Third Amendment shall become effective on the date (the “Third Amendment Effective Date”) when (i) the Borrower and the Required Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent, (ii) each Subsidiary Guarantor shall have signed a counterpart of the acknowledgment attached to this Third Amendment (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to the Administrative Agent and (iii) the Borrower shall have paid to the Administrative Agent all reasonable out-of-pocket costs and expenses in connection with the Third Amendment (including, without limitation, the reasonable fees and expenses of Baker Botts L.L.P.).

7. This Third Amendment is a Credit Document for the purposes of the Credit Agreement and the other Credit Documents. From and after the Third Amendment Effective Date, all references in the Credit Agreement and each of the other Credit Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Third Amendment as of the date first above written.

PACIFIC DRILLING S.A.

By:	/s/ Paul Reese
	Name:	Paul Reese
	Title:	Chief Financial Officer

Signature page to Third Amendment to Credit Agreement

Each of the undersigned, as Subsidiary Guarantors under the U.S. Subsidiary Guaranty dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified, the “Guaranty”), and as debtors, mortgagors, and/or grantors under the Security Documents, hereby (a) consents to this Third Amendment, and (b) confirms and agrees that the Guaranty and each of the Security Documents to which it is a party is and shall continue to be in full force and effect and is ratified and confirmed in all respects, except that, on and after the Third Amendment Effective Date each reference in the Guaranty and the other Security Documents to “the Credit Agreement,” “thereunder,” “thereof,” “therein” or any other expression of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Third Amendment.

PACIFIC BORA LTD.

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Treasurer

PACIFIC MISTRAL LTD.

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Treasurer

PACIFIC SCIROCCO LTD.

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Treasurer

PACIFIC SANTA ANA S.Á.R.L.

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Director

PACIFIC DRILLING LIMITED

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Treasurer

Signature page to Third Amendment to Credit Agreement

PACIFIC INTERNATIONAL DRILLING WEST AFRICA LIMITED

By:	/s/ Robert F. MacChesney
	Name:	Robert F. MacChesney
	Title:	Director

PACIFIC SANTA ANA (GIBRALTAR) LIMITED

By:	/s/ Christian J. Beckett
	Name:	Christian J. Beckett
	Title:	Director

PACIFIC DRILLSHIP S.Á.R.L.

By:	/s/ Johannes Boots
	Name:	Johannes Boots
	Title:	Director

PACIFIC DRILLING, INC.

By:	/s/ Kurt Niemietz
	Name:	Kurt Niemietz
	Title:	Treasurer

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CITIBANK, N.A., as Administrative Agent, Issuing Lender and Lender

By:	/s/ Robert Malleck
Name:	Robert Malleck
Title:	Vice President

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

STANDARD CHARTERED BANK, as Issuing Lender and Lender

By:	/s/ Stephen Hackett
	Name:	Stephen Hackett
	Title:	Regional Head Structured Finance

By:	/s/ Hsing H. Huang
	Name:	Hsing H. Huang
	Title:	Associate Director
Standard Chartered Bank NY

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

ABN AMRO Capital USA LLC

By:	/s/ Urvashi Zutshi
	Name:	Urvashi Zutshi
	Title:	Managing Director

For institutions requiring a second signature block:

By:	/s/ P. Veefhinol
	Name:	P. Veefhinol
	Title:	VP

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT AGRICOLE CORPORATE
& INVESTMENT BANK, as Lender

By:	/s/ Jerome Duval
	Name:	Jerome Duval
	Title:	Managing Director

For institutions requiring a second signature block:

By:	/s/ Eden Rahman
	Name:	Eden Rahman
	Title:	Associate

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

ING CAPITAL LLC, as Lender

By:	/s/ Jens Van Yperzeele
	Name:	Jens Van Yperzeele
	Title:	Director

By:	/s/ Tanja van der Woude
	Name:	Tanja van der Woude
	Title:	Director

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

NIBC Bank N.V.

By:	/s/ Eric Snaterse
	Name:	Eric Snaterse
	Title:	Managing Director

For institutions requiring a second signature block:

By:	/s/ Jeroen van der Putten
	Name:	Jeroen van der Putten
	Title:	Director

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Nordea Bank Finland Plc, London Branch

By:	/s/ Martin Kahm
	Name:	Martin Kahm
	Title:	Head of Offshore & Oil Services, London

For institutions requiring a second signature block:

By:	/s/ Michael Sheppard
	Name:	Michael Sheppard
	Title:	Vice President

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Skandinaviska Enskilda Banken AB (publ.)
Oslo Branch

By:	/s/ Per Olav Bucher-Johannessen
	Name:	Per Olav Bucher-Johannessen
Title:

For institutions requiring a second signature block:

By:	/s/ Erling Amundsen
	Name:	Erling Amundsen
Title:

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

THE BANK OF NOVA SCOTIA

By:	/s/ John Frazell
	Name:	John Frazell
	Title:	Director

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Goldman Sachs Bank USA

By:	/s/ Michelle Latzoni
	Name:	Michelle Latzoni
	Title:	Authorized Signatory

For institutions requiring a second signature block:

By:
Name:
Title:

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

DEUTSCHE BANK AG NEW YORK BRANCH

By:	/s/ Dusan Lazarov
	Name:	Dusan Lazarov
	Title:	Director

For institutions requiring a second signature block:

By:	/s/ Michael Winters
	Name:	Michael Winters
	Title:	Vice President

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

Barclays Bank PLC

By:	/s/ May Huang
	Name:	May Huang
	Title:	Assistant Vice President

Signature page to Third Amendment to Credit Agreement

SIGNATURE PAGE TO THE THIRD AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG PACIFIC DRILLING S.A., VARIOUS LENDERS PARTY HERETO AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT

CREDIT INDUSTRIEL ET COMMERCIAL,
As Lender

By:	/s/ Andrew McKuin
	Name:	Andrew McKuin
	Title:	Vice President

By:	/s/ Adrienne Molloy
	Name:	Adrienne Molloy
	Title:	Vice President

Signature page to Third Amendment to Credit Agreement